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UNITED STATES
˅ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/05___ AND ENDING ___03/31/06___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Investment Corporation

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
_____
                    (No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger   312-983-8900
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a current valid OMB control number.

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Richard Karger, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Rothschild Investment Corporation, as of March 31, 2006, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_____ day of _____

_____

Signature

Chairman
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rothschild Investment Corporation
Table of Contents
March 31, 2006



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Rothschild Investment Corporation

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation as of March 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of March 31, 2006 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
April 28, 2006

Rothschild Investment Corporation
Statement of Financial Condition
March 31, 2006

Assets

Cash and cash equivalents	$ 2,532,534
Receivable from and deposit with clearing broker	183,603
Securities owned	4,552,137
Exchange memberships, at cost (quoted value $1,112,012)	75,700
Furniture and equipment (net of accumulated depreciation of $205,680)	32,944
Other assets	243,981
Total assets	**$ 7,620,899**

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,470,501
Deferred income taxes	1,203,219
Total liabilities	2,673,720
Stockholders' equity	4,947,179
Total liabilities and stockholders' equity	**$ 7,620,899**

Note 1   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations—Rothschild Investment Corporation (the "Company") is a registered securities broker-dealer and registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Short-term, highly liquid investments having a maturity of 90 days or less at the date of purchase are considered to be cash equivalents.

Securities Owned—Investments are recorded on trade date and valued at fair value. The fair value of restricted stock in exchange is determined by management based upon the relative values of other stock in exchange that is subject to similar restrictions. Unrealized changes in fair value are recognized in the period in which the changes occur.

Fair Value of Financial Instruments—With the exception of furniture and equipment, substantially all of the Company's assets and liabilities are considered financial instruments, and, except for exchange memberships, are either already reflected at fair value or at carrying amounts that approximate fair value because the instruments are short-term or replaceable on demand.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the improvements.

Deferred Income Taxes—Deferred income taxes are recorded to reflect the net tax effect of differences in the timing of certain income and expenses between tax and financial reporting, and are measured using the enacted tax rates and laws that are expected to be in effect when such differences reverse.

Note 2   Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at March 31, 2006. Net of Class A common shares held in Treasury, there were 196,189 shares outstanding at March 31, 2006.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,940 shares issued at March 31, 2006. Net of Class B common shares held in Treasury, there were 197,431 shares outstanding at March 31, 2006.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 3   Income Taxes

Net deferred tax liabilities arose primarily from unrealized gains on securities owned, $4,232,453, and the deferred timing of expenses for rent, depreciation, compensation, and litigation.

Note 4   Securities Owned

Securities owned at March 31, 2006 are shares of stock in exchanges, which are restricted as to sale. The shares become unrestricted at various dates from March 2007 through March 2009.

Note 5   Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2011. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are approximately as listed below:

2007	$ 347,026
2008	355,701
2009	364,594
2010	373,709
2011	383,051
	$ 1,824,081

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and the adverse effect, if any, upon the Company's financial position cannot be determined.

Note 6   Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees.

Note 7   Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Note 7   Off-Balance-Sheet Credit and Market Risk, *Continued*

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at several financial institutions in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances were approximately $190,000 at March 31, 2006. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8   Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at March 31, 2006, the Company had net capital and net capital requirements of approximately $1,154,000 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Rothschild Investment Corporation

Statement of Financial Condition

March 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the
Securities Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants